Kenneth J. Rollins

+1 858 550 6136

krollins@cooley.com

May 19, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tracie Mariner, Al Pavot, Deanna Virginio and Irene Paik

Re:	Janux Therapeutics, Inc.

Draft Registration Statement on Form S-1

Submitted April 16, 2021

CIK No. 0001817713

Ladies and Gentlemen:

On behalf of Janux Therapeutics, Inc. (the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated May 14, 2021 (the “Comment Letter”), relating to the above referenced confidential Draft Registration Statement on Form S-1 (the “DRS”).

In response to the Comments, the Company has revised the DRS and is publicly filing via EDGAR a revised Registration Statement on Form S-1 (the “Registration Statement”) with this response letter.

For ease of reference, set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the meanings set forth in the Registration Statement.

Draft Registration Statement on Form S-1, Submitted April 16, 2021

Prospectus Summary

Overview, page 1

1.

We note your disclosure that “[y]our lead TRACTr product candidates are designed to target PSMA, EGFR, and TROP2,” that your TRACTrs are “designed to be selectively activated in the tumor microenvironment” and that the attachment of the albumin binding domain “is designed to extend the half-life of [y]our TRACTr product candidates.” Please balance these and similar statements relating to the desired or intended purpose of your product candidates with equally prominent explanations that any conclusions regarding desired effects are premature as your product candidates remain in the preclinical or discovery stages and are based on novel technologies.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 1, 2, 16, 86, 100 and 101 of the Registration Statement.

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

May 19, 2021

Page Two

2.	Please clarify here and in the Business section whether you expect to initially seek approval of your product candidates as first line or later lines of therapy.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 1, 86 and 100 of the Registration Statement.

3.	At first use, please define the term “mask.”

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 2 and 101 of the Registration Statement.

Our Lead Programs, page 3

4.

Please explain what is involved in “lead-optimization” and why you believe this is a separate and distinct development phase, as opposed to part of lead discovery and/or IND-enabling studies, or revise. In addition, please include separate columns for Phase 2 and Phase 3 or tell us the basis for your belief that you will be able to conduct Phase 2/3 trials for all of your product candidates.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 3, 102 and 115 of the Registration Statement.

Pipeline of Proprietary TRACTrs, page 3

5.

Please revise your graphic at the top of page 3 to disclose the “undisclosed” domains. Alternatively, please explain to us why such programs are sufficiently material to include in your pipeline of proprietary TRACTrs graphics.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 3 and 102 of the Registration Statement.

Business

Our Research Collaboration with Merck Sharp & Dohme Corp., page 5

6.

Please remove statements that your collaboration with Merck Sharp & Dohme Corp. “provides validation for [y]our TRACTr platform technology” as these statements appear to imply that your product candidates’ outlook for approval are stronger due to Merck’s endorsement, which is premature and speculative.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 5 and 105 of the Registration Statement.

Our Team and Investors, page 5

7.	Please limit the disclosure identifying your investors to investors identified in your Principal Stockholder table.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 6 and 105 of the Registration Statement.

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

May 19, 2021

Page Three

Use of Proceeds, page 74

8.

Please revise to clarify whether you will be able to complete the trials referenced with the allocated net proceeds from the offering. If any material amounts of other funds are necessary, please disclose the amount of funds needed to complete the trials referenced. Refer to Instruction 3 to Item 504 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 9 and 75 of the Registration Statement.

Research Collaboration and Exclusive License Agreement with Merck Sharp & Dohme Corp., page 131

9.

We note your disclosure that Merck is required to make tiered royalty payments on a product-by-product and country-by-country basis, ranging from low single-digit to low double-digit percentage royalty rates. Please refine your disclosure to provide a more exact description of the high end of the range (e.g., low teens) to ensure that you have described the royalty rate within a ten percentage point range.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 135 and F-24 of the Registration Statement.

Executive and Director Compensation

Employment, Severance and Change in Control Agreements, page 166

10.

We note that you have neither paid nor entered into an employment or other service agreement with Mr. Reardon with respect to his services as Acting Chief Financial Officer. With reference to your disclosure on page 175 that you are party to a Support Services Agreement with COI and that Mr. Reardon is an executive officer and director of COI, please disclose whether Mr. Reardon is providing services as Acting Chief Financial Officer via the Support Services Agreement. If so, please disclose the material terms of his service.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 170 and 179 of the Registration Statement.

General

11.

Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company acknowledges the Staff’s comment and has provided to the Staff, on a supplemental basis, copies of the written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that has been or will be used in meetings with potential investors in reliance on Section 5(d) of the Securities Act. These materials have only been and will only be made available for viewing by potential investors during the Company’s presentations, and no copies have been or will be retained by any potential investor. Pursuant to Rule 418 under the Securities Act, the copies supplementally provided shall not be deemed to be filed with, or a part of or included in, the Registration Statement.

*        *        *

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

May 19, 2021

Page Four

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please contact me at (858) 550-6136 or Charles S. Kim of Cooley LLP at (858) 550-6049 with any questions or further comments regarding the Company’s responses to the Comments.

Sincerely,

/s/ Kenneth J. Rollins

Kenneth J. Rollins

Cooley LLP

cc:	David Campbell, Ph.D., Janux Therapeutics, Inc.

Charles Kim, Cooley LLP

James Pennington, Cooley LLP

Brian Cuneo, Latham & Watkins LLP

Matthew Bush, Latham & Watkins LLP

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com